SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2008

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X       Form 40-F

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No       X

Release 30 June 2008, Lisbon

Preliminary decision awards victory in TDT contest

Portugal Telecom (“PT”) announces that it has been notified of the Draft Final Decision of the Committee of Evaluation of the proposals submitted within the public tender procedure on the Digital Terrestrial Television (DTT) concerning the Muxes B to F (pay-TV service). In such Draft Final Decision, PT’s proposal, submitted through its subsidiary PT Comunicações, SA, has earned the best classification by an independent jury.

PT, through PT Comunicações, has delivered two proposals to participate in the DTT public tenders: the public tender related to Mux A – transport of the free-to-air (FTA) signal (four existing FTA channels plus a fifth FTA channel to be attributed in 2009); and the public tender on Muxes B to F – allocation of rights to use five frequencies (two nationwide and three regional) and the licensing of a pay-TV operator.

This preliminary decision of the Public Tender Committee, which will be subject to prior hearing of the interested parties, thus awards PT the victory in the DTT public tender related with the pay-TV service. The licenses to be attributed will be valid for a 15-year period, as from the date of the respective attribution. The procedure for the evaluation of PT’s proposal related to the Mux A (transport of the free-to-air signal) is in progress and PT is the only bidder for this public tender.

The participation of PT in both DTT tenders and the preliminary decision of the Public Tender Committee for Mux B to F confirm PT’s commitment towards the successful rollout of DTT in Portugal as well as towards the implementation of its multi-platform pay-TV strategy, which aims to be a growth lever of the domestic operations of PT.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal www.telecom.pt	Public company Share capital _ Euro 28,277,855.31 Registered in the Commercial Registry Office of Lisbon and Corporation no. _ 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.:+351 21 500 1701 Fax:+351 21 500 0800 http://ir.telecom.pt

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2008

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.